November 29, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Attn: Jeffrey P. Riedler, Assistant Director

In re:

Wellness Center USA, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed October 23, 2012

File No. 333-173216

Dear Mr. Riedler:

On behalf of Wellness Center USA, Inc. (the “Company”), and as part of the Company’s November 29, 2012 response to the comments contained in your letter dated November 20, 2012, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Very truly yours,

       WELLNESS CENTER USA INC.

        /s/   Andrew J. Kandalepas

       Andrew J. Kandalepas, CEO